SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated December 6, 2013 regarding connected transaction – establishment of a finance company.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: December 9, 2013

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

CONNECTED TRANSACTION —

ESTABLISHMENT OF A FINANCE COMPANY

The Board is pleased to announce that on 6 December 2013, CUCL and Unicom Group entered into the Capital Contribution Agreement regarding the establishment of the JV Company for the purposes of providing various financial services to the Group.

Pursuant to the Capital Contribution Agreement, the registered capital of the JV Company will be RMB3,000 million (approximately HK$3,793 million), and CUCL and Unicom Group agree to invest RMB2,730 million (approximately HK$3,452 million) and RMB270 million (approximately HK$341 million) in the JV Company, which represent 91% and 9% of the total registered capital of the JV Company, respectively.

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.89% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.90% and 33.99% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the establishment of the JV Company constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest of the applicable percentage ratios (other than the profits and equity capital ratios) in respect of the establishment of the JV Company will be more than 0.1% but less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules. The Company will also comply with the applicable requirements under Chapter 14A of the Listing Rules in respect of any transactions contemplated under the Capital Contribution Agreement.

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the Capital Contribution Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole.

1. INTRODUCTION

The Board is pleased to announce that on 6 December 2013, CUCL and Unicom Group entered into the Capital Contribution Agreement regarding the establishment of the JV Company for the purposes of providing various financial services to the Group.

2. CAPITAL CONTRIBUTION AGREEMENT

CUCL and Unicom Group entered into the Capital Contribution Agreement on 6 December 2013 regarding the establishment of the JV Company for the purposes of providing various financial services to the Group. The key terms of the Capital Contribution Agreement are as follows.

(a)	Scope of Business

Pursuant to the Capital Contribution Agreement and the Measures for Administration of Finance Companies of Enterprise Groups issued by CBRC, the JV Company may carry out all or part of the following businesses: to provide financial advice, credit verification and related consultancy services and agency services, to handle payment and collection of transaction money, to conduct approved insurance agency business, to grant guarantees, to handle entrusted loans and entrusted investments, to carry out bill acceptance and discounting businesses, to handle fund transfers and settlement and advise on the relevant settlement options and structures, to accept internal money deposits, to arrange for loans and finance leases, to conduct inter-bank lending and borrowing, and to carry out any other businesses approved by CBRC.

The final scope of business of the JV Company will be subject to the approval by CBRC and the registration with the relevant departments of SAIC in the PRC.

(b)	Capital Structure of the JV Company

Pursuant to the Capital Contribution Agreement, the registered capital of the JV Company will be RMB3,000 million (approximately HK$3,793 million), and CUCL and Unicom Group agree to invest RMB2,730 million (approximately HK$3,452 million) and RMB270 million (approximately HK$341 million) in the JV Company, which represent 91% and 9% of the registered capital of the JV Company, respectively.

(c)	Payment Terms

Each of CUCL and Unicom Group agrees to pay its respective contribution in Renmibi in accordance with the prescribed timing requirements under the Capital Contribution Agreement. Pursuant to the Capital Contribution Agreement, CUCL and Unicom Group also agree to procure that the registered capital is fully paid up in cash as a one-off payment as required by the relevant PRC laws to the bank account designated by the JV Company for the purpose of capital verification by the relevant PRC authorities before the JV Company applies to CBRC for the commencement of its businesses. The establishment of the JV Company will be completed upon the approval of CBRC for the commencement of its businesses.

The contributions are determined after arm’s length negotiation between the parties with reference to the capital requirement of the JV Company.

(d)	Conditions to the Capital Contribution Agreement Becoming Effective

The Capital Contribution Agreement will become effective (i) upon approval by the board of directors of each of the Company and Unicom A Share Company; (ii) after it has been duly signed and stamped by each of CUCL and Unicom Group; and (iii) upon approval by CBRC to initiate the preparation for the establishment of the JV Company.

Conditions (i) and (ii) above have been satisfied as at the date of this announcement. The Company will make further announcement(s) after the approval from CBRC has been obtained.

(e)	Reasons For and Benefits of the Establishment of the JV Company

The JV Company serves as an efficient and centralised platform for the capital management of the Group. It reduces the finance costs of the Group by providing more financing options to and optimising the allocation of financial resources within the Group. Furthermore, it strengthens the ability of the Group to control financial risks.

4. CONNECTION BETWEEN THE PARTIES

Unicom Group is the ultimate parent company of the Company and, as at the date of this announcement, indirectly controls approximately 74.89% of the issued share capital of the Company through its shareholdings in Unicom BVI and Unicom Group BVI, which directly hold 40.90% and 33.99% of the issued share capital of the Company, respectively. As CUCL is a member of the Group and Unicom Group is a connected person of the Company, the establishment of the JV Company constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

5. COMPLIANCE WITH THE LISTING RULES

As the highest of the applicable percentage ratios (other than the profits and equity capital ratios) in respect of the establishment of the JV Company will be more than 0.1% but less than 5%, such transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules. The Company will also comply with the applicable requirements under Chapter 14A of the Listing Rules in respect of any transactions contemplated under the Capital Contribution Agreement.

6. OPINION OF THE DIRECTORS

The Board (including the independent non-executive Directors but excluding the Directors who have abstained from voting) are of the opinion that the terms of the Capital Contribution Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole.

As at the date of this announcement, as each of Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen, being a director of the Company, is also a director of Unicom Group, they have abstained from voting on the board resolution to approve the transactions contemplated under the Capital Contribution Agreement. Save as disclosed above, none of the Directors had a material interest in the transactions contemplated under the Capital Contribution Agreement and no Director was required to abstain from voting on the board resolutions to approve such transaction.

7. GENERAL INFORMATION

The Company was incorporated in Hong Kong on 8 February 2000. CUCL is a wholly-owned subsidiary of the Company established under the laws of the PRC. CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC, which is a wholly-owned subsidiary of the Company. Through CUCL and its other subsidiaries, the Company provides mobile services, fixed-line telecommunications services, data communications services, various value-added telecommunications services, domestic and international communications facilities services, and information and communications related system integration services in the PRC.

Unicom Group is a state-owned enterprise incorporated under the laws of the PRC and is the ultimate parent company of the Company. Unicom Group is principally engaged in telecommunications and related businesses in the PRC, including providing fixed-lined telephone, mobile, broadband and Internet-based services across the PRC.

8. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of directors of the Company

“Capital Contribution Agreement”	the Capital Contribution Agreement dated 6 December 2013 entered into by CUCL and Unicom Group

“CBRC”	China Banking Regulatory Commission

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“CUCL”	(China United Network Communications Corporation Limited), a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“JV Company”	(China Unicom Finance Ltd), a joint venture company to be established in the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to it in Chapter 14 of the Listing Rules

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SAIC”	State Administration for Industry and Commerce of the PRC

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange and in which Unicom Group holds a 63.09% equity interest as at the date of this announcement, and an immediate controlling shareholder of Unicom BVI

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands in which Unicom Group holds a 17.90% equity interest and Unicom A Share Company holds a 82.10% equity interest as at the date of the announcement, and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands in which Unicom Group holds a 100% equity interest, and an immediate controlling shareholder of the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.7908 = HK$1, being the exchange rate prevailing on 5 December 2013. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE
Company Secretary

Hong Kong, 6 December 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny